[Speed Commerce, Inc. Letterhead]

February 6, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Speed Commerce, Inc.

Registration Statement on Form S-3

File No. 333-201266

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. (the “Company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Washington D.C. time, on February 6, 2015, or as soon as is practicable thereafter.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Speed Commerce, Inc.

By:	/s/Ryan F. Urness

Ryan F. Urness

Its: General Counsel and Secretary

cc:	Matthew Crispino, Staff Attorney

Securities and Exchange Commission (via facsimile)